ENVOY CAPITAL GROUP INC.

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102)

TO:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers (Quebec)

BDO Dunwoody LLP
Meyers Norris Penny LLP

Envoy Capital Group Inc. (the "Corporation") hereby gives notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("National Instrument 51-102") as follows:

1.   BDO Dunwoody LLP has resigned as auditor of the Corporation during BDO Dunwoody LLP's term of appointment effective October 13, 2009 (the "Resignation Date") and the Board of Directors of the Corporation on October 14, 2009 has appointed Meyers Norris Penny LLP as successor auditors in their place;

3.   There were no reservations in the auditor's reports on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the Resignation Date.

4.   Pursuant to the Corporation's Audit Committee Charter, both the Audit Committee of the Board of Directors of the Corporation and the Board of Directors of the Corporation have considered and approved the resignation of BDO Dunwoody LLP as the auditor of the Corporation and have considered and approved the appointment of Meyers Norris Penny LLP as auditor of the Corporation.

5.   In the opinion of the Corporation, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years and ending on the Resignation Date.

Dated at Toronto, Ontario this 15th day of October, 2009.

ENVOY CAPITAL GROUP INC.

By:	/s/ Joseph Leeder
Name: Joseph Leeder
Title: President